Exhibit 99.1

Clearmind Medicine Completed Type A Meeting with the FDA

Tel Aviv, Israel / Vancouver, Canada, Jan. 10, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced it has completed a Type A meeting with the U.S. Food and Drug Administration (FDA) to discuss  the Company’s clinical trial of its proprietary MEAI-based, CMND-100 compound, for the treatment of Alcohol Use Disorder treatment (AUD) using its novel psychedelic- based therapy.

“We’re pleased to report we recently met with the FDA to align on the content of our IND resubmission for CMND-100,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “The meeting was informative and productive, and we’re eager to advance the U.S. regulatory process and potentially bring a new hope for millions suffering from AUD by providing an innovative approach to overcome the challenges associated with the current available treatments to date.”

The active ingredient in CMND-100 is MEAI (5-methoxy-2-aminoindane), a novel psychoactive molecule that has been reported to reduce the desire to consume alcoholic beverages while exerting a euphoric alcohol-like experience. MEAI was found to interact with the serotonergic receptors 5-HT1a, 5-HT2a and 5-HT2b. The serotonergic system is considered to play a key role in the regulation of alcohol intake, reward, preference, and dependence. MEAI was also found to interact with the alpha-2-adrenergic receptors α2A, α2B and α2C and the plasma membrane monoamine transporters for dopamine (DAT), norepinephrine (NET) and serotonin (SERT); these are believed to participate in mediating alcohol drinking behavior, and therefore could constitute important molecular targets for interventions that target drugs of abuse such as alcohol.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how CMND-100 has the potential to offer a new hope for millions suffering from Alcohol Use Disorder, providing an innovative approach to overcome the challenges associated with traditional treatments and the advance the U.S. regulatory process. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.